FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GRAND PEAK CAPITAL CORP.
Suite 900, 555 Burrard Street
Vancouver, B.C., V7X 1M8

2.	Date of Material Change:

The material change described in this report occurred on February 18, 2009.

3.	News Release:

On February 18, 2009, Grand Peak Capital Corp. ("Grand Peak" or the "Company") issued a news release through the facilities of Stockwatch.  A copy of the news release announcing the material change is set out at Schedule "A" to this report.

4.	Summary of Material Change:

The Company announced that it has received an order from the Supreme Court of Yukon authorizing it to convene an annual and special meeting of its shareholders for the purpose of considering and approving a plan of arrangement (the "Arrangement") with respect to the spin-off of its wholly-owned subsidiary Lucky Minerals Inc. ("Lucky Minerals"). Under the Arrangement, Lucky Minerals will acquire all of the Company's interest in the Nico Property in exchange for common shares of Lucky Minerals, which will be distributed to the Company's shareholders pursuant to the Arrangement. Upon closing of the Arrangement, each Grand Peak shareholder, as of the record date, set out in the Arrangement, will receive one new common share in the capital of the Company and its pro-rata share of the Lucky Minerals common shares to be distributed under the Arrangement for each currently held Grand Peak share.

5.	Full Description of Material Change:

See attached news release at Schedule "A" to this report.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Navchand Jagpal, Telephone: (604) 443-5059

9.	Date of Report:

March 4, 2009.

SCHEDULE "A"

FOR IMMEDIATE RELEASETSX Venture Exchange Symbol:  GPK.U
 OTCBB Symbol:  GPKUF

GRAND PEAK ANNOUNCES POSTPONEMENT OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS AND PLAN OF ARRANGEMENT

VANCOUVER, British Columbia, Canada /February 18, 2009/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") announced today that it has received an order from the Supreme Court of Yukon authorizing it to convene an annual and special meeting (the "Meeting") of its shareholders for the purpose of, among other things, considering and approving a plan of arrangement (the "Arrangement").

Under the Arrangement, Lucky Minerals Inc. ("Lucky Minerals"), a wholly owned subsidiary of the Company, will acquire all of the Company's interest in the Nico Property, located north of the town of Amos, in the Abitibi Regional County Municipality, in exchange for common shares of Lucky Minerals, which will be distributed to Grand Peak's shareholders pursuant to the Arrangement.  Upon closing of the Arrangement, each Grand Peak shareholder, as of the record date, set out in the Arrangement, will receive one new common share in the capital of the Company and its pro-rata share of the Lucky Minerals common shares to be distributed under the Arrangement for each currently held Grand Peak share.

The formation of Lucky Minerals will give Grand Peak shareholders a direct interest in a new exploration company that will focus on and pursue the exploration and development of the Nico Property as well as potentially acquiring and exploring new properties in districts and areas with known potential for high margin deposits.  The Company's management has determined that the formation of Lucky Minerals to hold the Nico Property will facilitate separate fund-raising, exploration and development strategies that are required to move the property forward.  Additionally, new management will be established for Lucky Minerals that will have knowledge and expertise specific to the exploration industry.

Navchand Jagpal, the Company's President and Chief Executive Officer, commented that: "The Arrangement will allow Grand Peak's management to focus its attention on its private equity and merchant banking business, while Lucky Minerals can concentrate its efforts on exploring the Nico Property and pursuing other potential exploration opportunities.  The separation contemplated under the Arrangement will give each company the flexibility to implement its own unique growth strategies."

The Meeting, which was previously scheduled for January 30, 2009, was postponed by the board of directors in order to provide the Company additional time to prepare and finalize its meeting materials.  The Company will provide a revised notice setting forth the date of the Meeting in due course once same is determined, which Meeting is expected to be held on or about March 31, 2009.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, such as: general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.